UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on November 16, 2018, reporting the Company's results for the third quarter and nine months ended September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 20, 2018	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2018

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three and nine months ended September 30, 2018:

Highlights

•	Net income attributable to the Company of $2.2 million, or $0.01 per share, for the third quarter of 2018.
•	Net loss attributable to the Company adjusted for certain non-cash items of $8.4 million, or $0.05 per share, for the third quarter of 2018.
•	Spot TCE of $22,000 for VLCCs less than 15 years of age in the third quarter.
•	Spot TCE of $35,000 booked for 74% of vessel days for VLCCs less than 15 years of age in the fourth quarter.
•	In November 2018, ordered exhaust gas cleaning systems ("EGCS") for a further 12 vessels from Feen Marine Scrubbers Inc. ("FMSI"), increasing commitment to installing EGCS on 20 vessels.
•	In November 2018, extended the terms of its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. by 12 months to November 2020.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"Tanker markets are beginning to rebalance following 18 months of extremely challenging conditions and we are optimistic that the market has now exited the cycle trough. Oil inventory draws, fleet growth and production cuts have been against us, but these important factors are now turning in our favor. The most important factor, oil demand, remains strong.
Frontline has actively positioned its fleet to participate in the market upturn.  We have a large fleet of modern and fuel-efficient vessels, with an average age of 4.1 years and our cash breakeven levels are among the most competitive in the industry. We expects that our positioning for IMO 2020, with our equity investment in FMSI and the planned installation of scrubbers on a number of our vessels, will result in a significant increase in cash generation should our market view unfold."

The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended September 30, 2018, the prior quarters and in the year ended December 31, 2017 are shown below, along with spot estimates for the fourth quarter of 2018 and the estimated average daily cash break-even ("BE") rates for the remainder of 2018:
Average daily time charter equivalents ("TCEs")
($ per day)	Spot					Spot estimates	% covered	Estimated average daily cash BE rates
	YTD 2018	Q3 2018	Q2 2018	Q1 2018	2017	Q4 2018		2018
VLCC	15,400	19,900	11,700	14,900	22,400	34,000	77%	22,400
SMAX	14,300	13,500	14,100	15,400	17,300	24,000	65%	18,600
LR2	13,600	14,300	11,700	14,800	14,400	17,000	59%	16,400

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat/tc hire and general and administrative expenses.

The Fleet

As of September 30, 2018, the Company's fleet consisted of 63 vessels, with an aggregate capacity of approximately 12.2 million DWT:

(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	five VLCCs that are under capital leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs chartered in from an unrelated third party; and
(v)	nine vessels that are under the Company's commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

Furthermore, the Company has two VLCC newbuildings under construction, both expected to be delivered in January 2019.

As of September 30, 2018, the Company had entered into a time charter-out contract for one LR2 tanker with expiry in Q1 2019 at an average rate of $17,300 per day.

Frontline Shipping Limited ("FSL"), a non-recourse subsidiary of Frontline, had five VLCCs built 2001-2004 on charter from Ship Finance International Limited ("Ship Finance") at the end of the third quarter. The vessels earned approximately $13,400 per day in the third quarter of 2018, the fifth consecutive quarter these vessels earned less than the base rate of $20,000. During the third quarter FSL paid Ship Finance the full base rate for two out of three months of the quarter. Any unpaid amounts will remain as payable to Ship Finance until such time as FSL has sufficient cash to permit settlement of the unpaid hire. Frontline will continue to be responsible for operating expenses of the vessels in excess of $9,000 per day.

In October 2018, the Company agreed with Ship Finance to terminate the long term charter for one VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter.  The payment will be made by Frontline in the form of a promissory note, and Frontline and FSL will be released from all other obligations in relation to the vessel. Front Ariake was delivered to its new owner on October 9, 2018.

Newbuilding Program/ Financing Update

As of September 30, 2018, the Company's newbuilding program was comprised of two VLCCs. As of September 30, 2018, total instalments of $51.1 million had been paid and the remaining commitments amounted to $112.5 million, of which we expect $1.3 million to be paid in 2018 and $111.2 million to be paid in 2019. As of September 30, 2018, Frontline has committed bank financing in place to finance delivery of the two newbuildings and estimates a loan amount of $110.5 million will be drawn in 2019.

In November 2018, the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (the "Credit Facility") by 12 months until November 2020.

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an at-the-market offering ("ATM"). We have not sold any shares under the ATM.

Corporate Update

Starting on January 1, 2020, a new global sulfur oxide emissions limit mandated by IMO will come into effect. In November 2018, the Company agreed to order exhaust gas cleaning systems ("EGCS") for a further 12 vessels from Feen Marine Scrubbers Inc. ("FMSI").  This follows the Company's previously announced commitment to order six EGCS with additional fixed price options from FMSI and its acquisition of a 20% ownership interest in FMSI in June 2018. In total, Frontline has thus far committed to install 20 EGCS, including two EGCS being installed on the Company's two VLCC newbuildings.

In November 2018 Frontline announced that 180,000 share options had been awarded to employees in accordance with the terms of the Company's Share Option Scheme. These share options vest in July 2019 and expire in July 2021. The exercise price is USD 7.40 and will be adjusted for any distribution of dividends made before the relevant options are exercised.

Pursuant to the Company's stated dividend policy, the Board has decided not to pay a dividend for the third quarter of 2018.

The Company had 169,809,324 ordinary shares outstanding as of September 30, 2018, and the weighted average number of shares outstanding for the quarter was 169,809,324.

Third Quarter 2018 Results

The Company reports a net income attributable to the Company of $2.2 million for the third quarter of 2018 compared with a loss of $22.9 million in the previous quarter. The net loss attributable to the Company adjusted for certain non-cash items was $8.4 million for the third quarter of 2018. These non-cash items consisted of a $7.2 million gain on the termination of the leases on Front Page, Front Stratus and Front Serenade, a $1.4 million unrealized gain on marketable securities and a gain on derivatives of $2.0 million. Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items: 1)
(in millions of $)	Q3 2018	Q2 2018	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income (loss) attributable to the Company	2.2	(22.9)	(34.3)	(16.4)
Add back:
Loss on termination of vessel lease, net of cash paid	—	—	5.8	3.3
Vessel impairment loss	—	—	—	21.2
Unrealised loss on marketable securities	—	—	0.3	—
Loss on derivatives	—	—	—	3.3

Less:
Gain on derivatives	(2.0)	(1.9)	(9.0)	(0.2)
Unrealised gain on marketable securities	(1.4)	(0.8)	(2.2)	—
Release of accrued dry docking costs	—	(2.1)	(2.1)	—
Gain on sale of shares	—	—	(1.0)	—
Gain on termination of lease	(7.2)	—	(7.2)	(20.6)
Net (loss) income attributable to the Company adjusted for certain non-cash items	(8.4)	(27.7)	(49.7)	(9.4)
(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809	169,809

(in $)
Basic (loss) earnings per share	0.01	(0.13)	(0.20)	(0.10)
Basic (loss) earnings per share adjusted for certain non-cash charges	(0.05)	(0.16)	(0.29)	(0.06)

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook

Persistent negative market drivers have subsided over the course of 2018. While demand for crude oil has remained strong throughout the year, continued crude inventory draws saw inventories decrease below five-year levels, reducing the demand for crude tankers. The pace of inventory draws has now decreased, and crude oil supply / demand forecasts from the IEA imply that inventories will remain relatively stable over the next several quarters.

Global supply of crude oil is up around 3.25mbd in 2018 compared to 2017, and although there is current talk of OPEC cutting back on production, we see volumes as healthy heading in to 2019. US volumes continue to rise, and oil exports from the U.S. are generally long-haul trades, which have a positive impact on ton-mile demand.

Sanctions on crude oil imports from Iran, notwithstanding any short-term waivers, have the potential to create significant dislocation in the crude oil markets, leading to periods of strong volatility as the market adapts to new trading patterns. We have already seen imports of Iranian crude oil into India and China decrease and replaced with crude from other markets.

At the start of 2018, the global crude oil tanker fleet was expected to grow by 8.3%, with 57 VLCCs scheduled for delivery. Thus far in 2018, 36 VLCCs have been delivered.  This compares to the 35 VLCCs that are reported recycled year to date. Consistent high scrap prices, combined with a very weak freight market, drove recycling to a near record pace. We expect that the net effect will be virtually zero VLCC fleet growth in 2018. We also expect vessel recycling to continue in 2019, despite the stronger spot market, but at a slower pace than seen in 2018. 64 VLCCs are scheduled for delivery in 2019, and the current VLCC order book equals approximately 14.5% of the global VLCC fleet. This seemingly large figure is counter-balanced by approximately 20% of the existing global VLCC fleet which is in excess of 15 years of age.

Frontline continuously focuses on maintaining cost-efficient operations and low breakeven levels. Since the Company's merger with Frontline 2012, the average age of our owned fleet has been reduced to just 4.1 years, and our fleet is among the youngest in the industry. We believe we have taken an appropriate approach and positioned Frontline to generate significant returns in a strengthening tanker market.  We will continue to take actions that we believe will increase our competitive position with the enduring goal of creating significant value for our shareholders.

Conference Call and Webcast

On November 16, 2018 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2350 0296
Norway toll free	800 14947
UK	+44 (0)330 336 9411
UK Toll Free	0800 279 7204
USA	+1 646-828-8193
USA Toll Free	888-882-4478
Conference ID	2518793

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK	+44 (0) 207 660 134
UK Toll Free	0 808 101 1153
Norway Dial-In	+47 23 50 00 77
Norway toll free	800 196 72
USA Toll Free	888-203-1112
USA	+1 719-457-0820
Replay Access Number	2518793

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 15, 2018

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2017 Jul-Sep	2018 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2018 Jan-Sep	2017 Jan-Sep	2017 Jan-Dec
140,471	188,774	Total operating revenues	525,216	467,746	646,326

(5,949)	7,909	Other operating gain (loss)	1,239	2,378	2,381

64,611	99,563	Voyage expenses and commission	283,063	179,950	259,334
(6,735)	(4,881)	Contingent rental (income) expense	(18,026)	(19,191)	(26,148)
34,158	31,311	Ship operating expenses	98,160	102,334	135,728
3,104	7,645	Charter hire expenses	16,135	17,715	19,705
—	—	Impairment loss on vessels and vessels under capital lease	—	21,247	164,187
—	—	Impairment loss on goodwill	—	—	112,821
9,552	9,220	Administrative expenses	27,989	28,719	37,603
35,221	30,724	Depreciation	94,270	105,360	141,748
139,911	173,582	Total operating expenses	501,591	436,134	844,978
(5,389)	23,101	Net operating income (loss)	24,864	33,990	(196,271)
70	160	Interest income	556	338	588
(18,745)	(24,602)	Interest expense	(70,314)	(49,745)	(69,815)
(62)	—	Gain on sale of shares	1,026	1,184	1,061
—	1,420	Unrealised gain (loss) on marketable securities	1,911	—	—
(47)	311	Foreign currency exchange gain (loss)	(853)	223	(55)
201	1,971	Gain (loss) on derivatives	8,925	(3,084)	(753)
86	—	Other non-operating items	94	1,151	1,213
(23,886)	2,361	Net income (loss) before income taxes and non-controlling interest	(33,791)	(15,943)	(264,032)
(16)	(24)	Income tax expense	(97)	(109)	(290)
(23,902)	2,337	Net income (loss)	(33,888)	(16,052)	(264,322)
(169)	(96)	Net (income) loss attributable to non-controlling interest	(372)	(378)	(539)
(24,071)	2,241	Net income (loss) attributable to the Company	(34,260)	(16,430)	(264,861)
(0.14)	0.01	Basic earnings per share attributable to the Company ($)	(0.20)	(0.10)	(1.56)
	—
2017 Jul-Sep	2018 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2018 Jan-Sep	2017 Jan-Sep	2017 Jan-Dec

(23,902)	2,337	Net income (loss)	(33,888)	(16,052)	(264,322)
871	—	Unrealized gain (loss) from marketable securities	—	2,589	1,901
—	—	Unrealized gain (loss) from marketable securities reclassified to statement of operations	—	—	(571)
55	14	Foreign exchange gain (loss)	903	153	158
926	14	Other comprehensive income (loss)	903	2,742	1,488
(22,976)	2,351	Comprehensive income (loss)	(32,985)	(13,310)	(262,834)
	—
169	96	Comprehensive (income) loss attributable to non-controlling interest	372	378	539
(23,145)	2,255	Comprehensive income (loss) attributable to the Company	(33,357)	(13,688)	(263,373)
(22,976)	2,351	Comprehensive income (loss)	(32,985)	(13,310)	(262,834)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sep 30 2018	Dec 31 2017
ASSETS
Current assets
Cash and cash equivalents	68,642	104,145
Restricted cash	2,626	741
Marketable securities	1,122	19,231
Marketable securities pledged to creditors	13,544	10,272
Other current assets	209,453	187,225
Total current assets	295,387	321,614

Non-current assets
Newbuildings	51,399	79,602
Vessels and equipment, net	2,502,380	2,342,130
Vessels under capital lease, net	137,435	251,698
Investment in finance lease	13,867	21,782
Investment in associated company	6,000	—
Goodwill	112,452	112,452
Other long-term assets	12,663	4,450
Total non-current assets	2,836,196	2,812,114
Total assets	3,131,583	3,133,728

LIABILITIES AND EQUITY
Current liabilities
Short term debt	124,202	113,078
Current portion of obligations under capital lease	22,199	43,316
Other current liabilities	77,873	65,606
Total current liabilities	224,274	222,000

Non-current liabilities
Long term debt	1,630,061	1,467,074
Obligations under capital lease	137,459	255,700
Other long-term liabilities	1,344	1,325
Total non-current liabilities	1,768,864	1,724,099

Commitments and contingencies
Equity
Frontline Ltd. equity	1,138,138	1,187,308
Non-controlling interest	307	321
Total equity	1,138,445	1,187,629
Total liabilities and equity	3,131,583	3,133,728

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2017 Jul-Sep	2018 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2018 Jan-Sep	2017 Jan-Sep	2017 Jan-Dec
		OPERATING ACTIVITIES
(23,902)	2,337	Net income (loss)	(33,888)	(16,052)	(264,322)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
35,721	31,333	Depreciation and amortization of deferred charges	96,100	106,745	143,661
5,949	(8,052)	Other operating loss (gain)	(1,382)	(2,378)	(2,378)
(6,735)	(4,881)	Contingent rental (income) expense	(18,026)	(19,191)	(26,148)
—	—	Impairment loss on vessels and vessels under capital lease	—	21,247	164,187
—	—	Impairment loss on goodwill	—	—	112,821
62	—	(Gain) on sale of shares	(1,026)	(1,184)	(1,061)
—	(1,420)	Unrealised (gain) loss on marketable securities	(1,893)	—	—
(360)	(1,634)	(Gain) loss on derivatives	(8,212)	2,371	(93)
385	163	Other, net	1,856	1,906	1,953
(213)	(19,613)	Change in operating assets and liabilities	(22,051)	26,880	1,865
10,907	(1,767)	Net cash provided by operating activities	11,478	120,344	130,485

		INVESTING ACTIVITIES
(253,454)	(863)	Additions to newbuildings, vessels and equipment	(204,106)	(707,485)	(713,560)
2,471	—	Finance lease payments received	2,471	7,237	9,745
—	—	Purchase of shares	—	(46,100)	(46,100)
—	(6,000)	Investment in associated company	(6,000)	—	—
4,216	—	Proceeds from sale of shares	17,757	25,955	27,412
(246,767)	(6,863)	Net cash (used in) provided by investing activities	(189,878)	(720,393)	(722,503)

		FINANCING ACTIVITIES
253,278	30,636	Proceeds from debt	273,872	673,416	683,532
(22,441)	(66,749)	Repayment of debt	(120,751)	(58,798)	(83,951)
(2,993)	(1,790)	Repayment of capital leases	(7,953)	(28,791)	(31,854)
	—	Lease termination payments	—	(14,218)	(19,006)
(1,669)	—	Debt fees paid	—	(3,487)	(3,495)
—	—	Dividends paid	(386)	(51,400)	(51,401)
226,175	(37,903)	Net cash provided by (used in) financing activities	144,782	516,722	493,825

(9,685)	(46,533)	Net change in cash and cash equivalents and restricted cash	(33,618)	(83,327)	(98,193)
129,437	117,801	Cash and cash equivalents and restricted cash at start of period	104,886	203,079	203,079
119,752	71,268	Cash and cash equivalents and restricted cash at end of period	71,268	119,752	104,886

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2018 Jan-Sep	2017 Jan-Sep	2017 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	169,809,324	169,809,324	169,809,324

SHARE CAPITAL
Balance at beginning and end of period	169,809	169,809	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	197,399	195,304	195,304
Stock compensation expense	818	1,756	2,095
Balance at end of period	198,217	197,060	197,399

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,090,376	1,099,680	1,099,680
Cash dividends	—	(9,304)	(9,304)
Balance at end of period	1,090,376	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	2,227	739	739
Other comprehensive income (loss)	903	2,742	1,488
Adjustment on adoption of changes in ASC 825	(2,896)
Balance at end of period	234	3,481	2,227

RETAINED EARNINGS
Balance at beginning of period	(272,503)	34,069	34,069
Net income (loss) attributable to the Company	(34,260)	(16,430)	(264,861)
Adjustment on adoption of ASC 606	(16,631)	—
Adjustment on adoption of changes in ASC 825	2,896	—
Cash dividends	—	(41,710)	(41,711)
Balance at end of period	(320,498)	(24,071)	(272,503)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,138,138	1,436,655	1,187,308

NON-CONTROLLING INTEREST
Balance at beginning of period	321	168	168
Net income (loss) attributable to non-controlling interest	372	378	539
Dividend paid to non-controlling interest	(386)	(386)	(386)
Balance at end of period	307	160	321
TOTAL EQUITY	1,138,445	1,436,815	1,187,629

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 19, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2017, with the exception of certain changes noted below.

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that for voyage charters under the scope of the new standard, revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change. The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, certain voyage expenses incurred between signing the charter party and arrival at loading port, have been deferred and amortized during the charter period. The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $16.6 million as an increase in the opening balance of retained deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.

On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized an unrealized gain of $1.9 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the nine months ended September 30, 2018.

On January 1, 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2018 Jan-Sep	2017 Jan- Sep	2017 Jan-Dec
Net income attributable to the Company	(34,260)	(16,430)	(264,861)

(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809

4. OTHER OPERATING GAIN (LOSS)

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited ("FSL"), a non recourse subsidiary of Frontline, has agreed to make a compensation payment of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The note is due for repayment in 2021 and carries interest of 7.5% per annum. The termination reduced obligations under capital leases by approx. $20.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to make a compensation payment of approximately $10.125 million for the termination of the three charters to Ship Finance, which has been recorded as interest-bearing notes payable by Frontline. The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company recorded a gain on termination, including the termination payment, of $7.2 million in the third quarter of 2018.

5. NEWBUILDINGS

In January 2018, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess and the LR2 newbuilding Front Polaris.

6. DEBT

The Company drew down $32.0 million in the nine months ended September 30, 2018 from its $321.6 million term loan facility with China Exim Bank in connection with one LR2/Aframax tanker delivered in the period.

The Company drew down $54.9 million in the nine months ended September 30, 2018 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $54.9 million in the nine months ended September 30, 2018 from its second $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $130.0 million in the nine months ended September 30, 2018 from its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the "Credit Facility"). The Company also repaid $39.0 million in the same period. $94.0 million remains available and undrawn as at September 30, 2018. In October 2018, the Company repaid $10.0 million.

In November 2018, the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020.

The sum of $19.0 million in relation to the promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus and Front Serenade is included within long-term debt.

The Company has recorded debt issuance costs (i.e. deferred charges) of $10.4 million at September 30, 2018 as a direct deduction from the carrying amount of the related debt.

7. MARKETABLE SECURITIES

In September 2018, the Company sold 1.3 million shares in Golden Ocean Group Limited ("GOGL") for proceeds of $11.8 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in December 2018 for $11.9 million.  The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $11.9 million.

In the first quarter of 2018, the Company sold 4.7 million shares of DHT Holdings Inc., recognizing a gain on disposal of $1.0 million.

8. INVESTMENT IN ASSOCIATED COMPANY

In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., a leading manufacturer of exhaust gas cleaning systems ("FMSI"). The Company recorded its initial investment at a cost of $6.0 million. The Company's investment is in the form of an interest free loan with no fixed repayment date. The Company became a shareholder in the third quarter when the nominal value of the shares was paid and the loan was advanced.  The investment is accounted for under the equity method.  No gain or loss was recognized in the third quarter of 2018.

9. SHARE CAPITAL

The Company had an issued share capital at September 30, 2018 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2017: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley for the offer and sale of up to $100.0 million of common shares of Frontline. No shares have been issued under this arrangement.

10. RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's largest shareholder. The Company leased five of its vessels from Ship Finance at September 30, 2018 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the nine months ended September 30, 2018 was zero, which was $18.0 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. See Note 4 for further details. In connection with the termination of the long-term charter, $8.9 million is due to Ship Finance and payable by Frontline Shipping Limited ("FSL"), a non-recourse subsidiary of the Company, under a promissory note entered into following the termination that is included within Long-term debt.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charters for the VLCCs Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018, respectively, and Frontline has agreed to make a compensation payment of approximately $10.125 million in connection with the charter terminations, which has been recorded as interest-bearing notes payable by Frontline and is included within long term debt The notes are to be repaid using the same repayment profile as the original leases and carry an interest of 7.5% per annum. The notes will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company has recorded a gain on termination, including the termination payment, of $7.2 million in the third quarter of 2018.

In the nine months ended September 30, 2018 the Company drew down $130.0 million from its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd and repaid $39.0 million. See Note 6.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily charter hire, rental for office space and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES

As of September 30, 2018, the Company's newbuilding program was comprised of two VLCCs. As of September 30, 2018, total instalments of $51.1 million had been paid and the remaining commitments amounted to $112.5 million, of which we expect $1.3 million to be paid in 2018 and $111.2 million to be paid in 2019.  The commitment includes EGCS on both newbuildings.

As of September 30, 2018, the Company has committed to the installation of EGCS on six vessels owned by the Company, with a financial commitment of $9.0 million.

12. SUBSEQUENT EVENTS

In October 2018, the Company agreed with Ship Finance to terminate the long term charter for one VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which will be paid by Frontline in the form of a promissory note. Frontline and FSL will be released from all of their other respective obligations in relation to the vessel.  The termination will reduce obligations under capital lease by approximately $25.2 million. The Company expects to record a gain on termination of approximately $3.5 million in the fourth quarter of 2018. Front Ariake was delivered to its new owner on October 9, 2018.

In November 2018, the Company ordered EGCS for a further 12 vessels from FMSI. This follows the Company's previously announced commitment to order six EGCS with additional fixed price options from FMSI. In total, Frontline has thus far committed to install 20 EGCS, including two EGCS being installed on the Company's two newbuildings.

In October 2018, the Company repaid $10.0 million under its senior unsecured credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (the "Credit Facility") and In November 2018, the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020.